[PARAGON TECHNOLOGIES, INC. LOGO]


June 20, 2007


Kevin Vaughn
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549

Re:   Paragon Technologies, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2006
      File No. 001-15729

Dear Mr. Vaughn:

In response to your letter dated June 8, 2007 (the "Comment Letter") to Paragon Technologies, Inc. (the "Company"), I am transmitting via EDGAR this letter to respond to the Staff's comments regarding the Company's Form 10-K for the Fiscal Year Ended December 31, 2006.

The Company's detailed responses to certain of the Staff's comments are set forth below. Supplemental information is being provided in response to several of the Staff's comments.

Form 10-K For the Year Ended December 31, 2006
----------------------------------------------

Item 8.       Financial Statements and Supplementary Data, page 36
-------       ----------------------------------------------------

1. You state on page 4 that your systems are brought to market as two individual brands, SI Systems OFS and SI Systems PAS. You state that each brand has its own focused sales force. Further, it appears from your disclosures on pages 63 and 64 that you have a President that oversees the SI Systems PAS and a Vice President that oversees SI Systems OFS. Please provide us with your detailed analysis of paragraphs 16 and 25-28 of SFAS 131.

         Supplemental information is provided as follows:

         Explanatory Note
         ----------------

         The Company operates in one market segment, the Automated Material Handling Systems market segment. As stated in the Company's Form 10-K filing for the Fiscal Year Ended December 31, 2006, the Company is brought to market as two individual brands, SI Systems OFS and SI Systems PAS. Each brand has its own focused sales force.


  We Build Productivity                                      [SI SYSTEMS LOGO]
--------------------------------------------------------------------------------
      PARAGON TECHNOLOGIES, INC. o 600 Kuebler Road o Easton, PA 18040-9201
                       o 610.252.3205 o Fax 610.252.3102
                                 www.ptgamex.com
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Kevin Vaughn
Page 2
June 20, 2007

         The primary purpose of the Company's branding effort is to match the Company's internal sales personnel's expertise, capabilities, product knowledge, and strengths with the products that the Company has available for sale. Therefore, sales personnel are not responsible for selling all of the Company's products; rather, sales personnel are responsible for selling the product for which they have the most complete product knowledge and expertise. Depending on their respective product knowledge and expertise, sales personnel report to either Mr. Casey or Mr. Lehr. Mr. Casey, Executive Vice President of the Company and President and Chief Operating Officer of SI Systems, monitors the performance of the Company's sales personnel associated with the Company's horizontal transport products. Mr. Lehr, Vice President of the Company and Managing Director of Order Fulfillment, monitors the performance of the Company's sales personnel associated with the Company's order fulfillment products. The primary goal of the Company's branding effort is aimed at expanding the customer base and increasing the sales of the Company.

         The Company maintains only one balance sheet and income statement, and there is not enough discrete separate financial information available to maintain separate profit and loss statements by product line. As stated in the Company's Form 10-K filing for the Fiscal Year Ended December 31, 2006 and as described in the explanatory note to Comment No. 2 below, the Company discloses the amount of revenues associated with each product line as it has discrete financial information available to do so. The Company's chief decision maker (Leonard S. Yurkovic, Acting CEO) does not have available separate balance sheets or other financial data to make decisions about resources to be allocated or assessing performance. The brands do not represent components of the business because the criteria in paragraph 10 of SFAS No. 131 are not met. Therefore, the Company does not believe additional disclosure is necessary.


2. We note your disclosure at the top of page 7 that you refer to the horizontal transport, manufacturing, assembly, order fulfillment, and inventory replenishment families of products. Please revise future
                                 --------------------
         filings to include the disclosures specified in paragraph 37 of SFAS
         131, or tell us why you do not believe the disclosures are required.

         Supplemental information is provided as follows:

         Explanatory Note
         ----------------

         We note your comment to revise future filings to include the disclosures specified in paragraph 37 of SFAS No. 131. Paragraph 37 of SFAS No. 131 states that, an enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise's general-purpose financial statements. If providing the information is impracticable, the fact shall be disclosed.

         Disclosure regarding revenues from external customers for each of the Company's significant products was set forth as a percent of total revenues and included on pages 7 and 8 of the Company's Form 10-K filing for the Fiscal Year Ended December 31, 2006 as follows:

         LO-TOW(R) sales, as a percent of total sales, were 36.3%, 34.1%, and 22.7% for the years ended December 31, 2006, 2005, and 2004, respectively.


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Kevin Vaughn
Page 3
June 20, 2007


         CARTRAC(R) sales, as a percent of total sales, were 11.1%, 0.2%, and 1.8% for the years ended December 31, 2006, 2005, and 2004, respectively.

         DISPEN-SI-MATIC(R), SINTHESIS(TM), and the related order fulfillment sales, as a percent of total sales, were 34.2%, 46.9%, and 46.8% for the years ended December 31, 2006, 2005, and 2004, respectively.

         In accordance with Paragraph 37 of SFAS No. 131, future filings of the Company's Form 10-K will be revised to provide the required disclosure in dollars, rather than percentages, in the last paragraph of the section pertaining to each of the Company's significant products as follows:

         LO-TOW(R) sales were $6,458,000, $5,691,000, and $2,662,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

         CARTRAC(R) sales were $1,975,000, $34,000, and $207,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

         DISPEN-SI-MATIC(R), SINTHESIS(TM), and the related order fulfillment sales were $6,092,000, $7,813,000, and $5,472,000 for the years ended
         December 31, 2006, 2005, and 2004, respectively.

         Future filings of the Company's Form 10-K will include disclosure, in dollars, pertaining to the Company's aftermarket sales as follows:

              Aftermarket spare parts, equipment, and support service
              -------------------------------------------------------
              The Company provides spare and replacement parts and equipment for all of its products, along with support contract services for its Order Fulfillment Systems. Aftermarket sales were $3,212,000, $3,062,000, and $3,327,000 for the years ended December 31, 2006,
              2005, and 2004, respectively.

         Disclosure regarding aftermarket sales will continue to be included in the Company Overview section of Item 1 of the Form 10-K (please refer to page 5 of the Form 10-K for the Fiscal Year Ended December 31,
         2006).

         Disclosure regarding customers that account for over 10% of sales will continue to be included in the Company Overview section of Item 1 of the Form 10-K (please refer to page 6 of the Form 10-K for the Fiscal Year Ended December 31, 2006) and in Note 1 of the Notes to Consolidated Financial Statements of the Form 10-K (please refer to page 44 of the Form 10-K for the Fiscal Year Ended December 31, 2006).




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Kevin Vaughn
Page 4
June 20, 2007



Note 1.       Description of Business and Summary of Significant Accounting
-------       -------------------------------------------------------------
              Policies, page 44 --Revenue Recognition, page 46
              ------------------------------------------------

3. We note from your disclosures on pages 7 and 8 that certain of your products contain software. Please tell us and revise future filings to explain how your revenue recognition policies consider the guidance in SOP 97-2, as amended by SOP 98-9.

         Supplemental information is provided as follows:

         Explanatory Note
         ----------------

         SOP 97-2, paragraph 74, states that if an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts, using the relevant guidance, and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

         The Company's DISPEN-SI-MATIC(R) Order Fulfillment System, powered by SINTHESIS software, provides a solution for reducing inefficiencies, labor-intensive methods, and long-time deliveries where high volume of small orders must be filled.

         The Company's SINTHESIS(TM) software is an integrated component of the Company's DISPEN-SI-MATIC(R) Order Fulfillment System. The term, SINTHESIS(TM), is primarily used for marketing purposes. The Company records revenue on such system, including the SINTHESIS(TM) software, on a percentage of completion basis in accordance with SOP 81-1, where revenue is recorded as work progresses on each contract. A typical DISPEN-SI-MATIC(R) Order Fulfillment System, powered by SINTHESIS(TM) software, requires approximately six to nine months to engineer, customize, manufacture, and install.

         The percentage of completion method is used because the following conditions exist:
           o The Company's DISPEN-SI-MATIC(R) Order Fulfillment Systems powered by SINTHESIS(TM) software require significant production, enhancement, modification, or customization of the SINTHESIS(TM) software that is essential to its functionality of the Order Fulfillment System in order to meet the requirements of our customers;
           o The Company is able to make reliable estimates of the degree of completion efforts;
           o The Company is capable of meeting the requirements under the contracts;
           o The Company's customers are capable of meeting their requirements under the contracts; and
           o Contract terms are clear regarding the rights of each party and payment terms.

         There are several acceptable methods of measuring progress towards completion. The Company uses the ratio of costs incurred to date to total estimated contract costs to measure this progress. Total estimated contract cost is a critical accounting estimate because it can materially affect net income. The degree of the percentage of completion is not based on cash received or interim billings.


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Kevin Vaughn
Page 5
June 20, 2007



         The Company executes contracts with its customers that clearly describe the equipment, systems, and/or services that it will provide and the amount of consideration that it will receive. Prior to entering into contracts with customers, the Company analyzes the specifications of the contract requirements and estimates total contract costs based on its experience with similar projects, and then adjusts these estimates to address specific individual customer requirements associated with each project. After work on a project begins, assumptions that form the basis for the calculation of total project costs are examined on a monthly basis, and estimates are updated to reflect new information as it becomes available.

         Systems contracts, including DISPEN-SI-MATIC(R) Order Fulfillment Systems contracts powered by SINTHESIS(TM) software, require customers to make progress payments for their purchases. Contract payment terms vary and are based on agreed upon milestones. Billings on contracts may precede or lag revenues earned, and such differences are reported in the balance sheet as current liabilities (customer deposits and billings in excess of costs and estimated earnings) and current assets (costs and estimated earnings in excess of billings), respectively. Customers do not return purchases related to the sales of the Company's products.

         Based on the aforementioned supplemental information, the Company does not believe additional disclosure is necessary.


4. Further to the above, we note on your balance sheet that you have recorded a liability for "unearned support contract revenue." Please tell us and revise future filings to explain the nature of your support contracts. Discuss if these support contracts cover both the hardware and the software and how these support contracts impact your revenue recognition policies.

         Supplemental information is provided as follows:

         Explanatory Note
         ----------------

         The Company offers its Order Fulfillment customers one-year support contracts for an annual service fee. The support contracts cover a customer's single distribution center or warehouse where the Company's products are installed. As part of its support contract, the Company provides analysis, consultation, and technical information to the customer's personnel on matters relating to the operation of its Order Fulfillment System, including its DISPEN-SI-MATIC(R) Order Fulfillment Systems powered by SINTHESIS(TM), and related equipment and/or peripherals.

         The Company executes support contracts with its customers that clearly describe the support services that it will provide throughout the one-year term of the support contract and the amount of consideration that it will receive in advance from the customer upon the execution of the support contract. Historically, individual support contract fees have ranged from approximately $10,000 to $70,000 depending on the Order Fulfillment System and the scope of the services being provided.

         The Company records advance payments for unearned support contracts in the balance sheet as a current liability. Revenue on the individual support contracts is therefore deferred and recognized on a straight-line basis over the one-year term of each individual support contract.


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Kevin Vaughn
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June 20, 2007



         Based on the aforementioned explanatory note, future filings of the Company's Form 10-K will include a note regarding Unearned Support Contract Revenue in Note 1 of the Notes to Financial Statements as follows:

         Unearned Support Contract Revenue
         ---------------------------------
         The Company offers its Order Fulfillment customers one-year support contracts for an annual service fee. The support contracts cover a customer's single distribution center or warehouse where the Company's products are installed. As part of it support contract, the Company provides analysis, consultation, and technical information to the customer's personnel on matters relating to the operation of its Order Fulfillment System and related equipment and/or peripherals.

         The Company records advance payments for unearned support contracts in the balance sheet as a current liability. Revenue on the individual support contracts is therefore deferred and recognized on a straight-line basis over the one-year term of each individual support contract.


Exhibit 31.1 and Exhibit 31.2
-----------------------------

5. We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 4(d), you have removed the language "(the registrant's fourth fiscal quarter in the case of an annual report)." Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

         Explanatory Note
         ----------------
         Paragon Technologies, Inc. (the "Company") is addressing comments that the Company received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in connection with the filing of the Company's Form 10-K for the Fiscal Year Ended December 31, 2006. Pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended, and as suggested by the Staff of the Division of Corporation Finance, the Company's future filings will be revised to provide the requested disclosure in paragraph 4(d) of
         Exhibit 31.1 and Exhibit 31.2 in the exact form prescribed by Item 601(b)(31) of Regulation S-K as follows:

              (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

         Furthermore, certifications filed pursuant to Exchange Act Rule 13a-14(a) in future filings will be in the exact form prescribed by
         Item 601(b)(31) of Regulation S-K as follows:


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Kevin Vaughn
Page 7
June 20, 2007
                                                                    Exhibit 31.1
                                                                    ------------

                            SECTION 302 CERTIFICATION

I, Leonard S. Yurkovic, certify that:

1. I have reviewed this annual report on Form 10-K of Paragon Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

         a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:          /s/ March 30, 2007
       ----------------------------------------------------------------
/s/ Leonard S. Yurkovic
-----------------------------------------------------------------------
Leonard S. Yurkovic
Acting CEO
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Kevin Vaughn
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June 20, 2007

                                                                    Exhibit 31.2
                                                                    ------------

                            SECTION 302 CERTIFICATION

I, Ronald J. Semanick, certify that:

1. I have reviewed this annual report on Form 10-K of Paragon Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

         a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:          /s/ March 30, 2007
       ----------------------------------------------------------------

/s/ Ronald J. Semanick
-----------------------------------------------------------------------
Ronald J. Semanick
Chief Financial Officer, and Vice President - Finance and Treasurer
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Kevin Vaughn
Page 9
June 20, 2007


                         ------------------------------

In connection with responding to your Comment Letter, the Company acknowledges the following:
  o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
  o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to the undersigned at (610) 559-4015.

Very truly yours,

/s/ Ronald J. Semanick

Ronald J. Semanick
Chief Financial Officer